WINDSTREAM HOLDINGS, INC.
4001 Rodney Parham Road
Little Rock, Arkansas 72212

April 26, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Larry Spirgel and Josh Shainess

Re:    Windstream Holdings, Inc.
Registration Statement on Form S-3
File No. 333-223361
Request for Acceleration of Effective Date

Dear Messrs. Spirgel and Shainess,

Windstream Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective at 9:00 a.m., Eastern Time, on May 3, 2018, or as soon thereafter as practicable, pursuant to Section 8(a) of the Securities Act of 1933, as amended.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the Commission of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933. Such request may be made by any officer of the Company or by any lawyer with Kutak Rock LLP.

The Company respectfully requests that the Commission notify Geoffrey D. Neal at Kutak Rock LLP, at telephone number (501) 975-3155, upon acceleration of effectiveness of the Registration Statement.

Sincerely,

/s/ Kristi Moody
Kristi Moody
Senior Vice President, General Counsel and Corporate Secretary

cc:    Geoffrey D. Neal